UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 10)

                               C-TEC Corporation
                               (Name of Issuer)

               Common Stock                    Class B Common Stock
             $1.00 Par Value                     $1.00 Par Value
                       (Title of Classes of Securities)

                126504109                           126504208
                                (CUSIP Numbers)

                           Matthew J. Johnson, Esq.
                         c/o Peter Kiewit Sons', Inc.
                               1000 Kiewit Plaza
                             Omaha, Nebraska 68131
                           Tel. No.:  (402) 536-3613
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                August 8, 1996
                    (Date of Event which Requires Filing of
                                this Statement)


                     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].

                     Check the following box if a fee is being paid with this statement: [ ].

                     Note: This document is being electronically filed with the Commission, using the EDGAR system. See Rule 13d-1(a) for other parties to whom copies are to be sent.




                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP Nos.  126504109       |             | Page 2                       |
|            126504208       |             |                              |
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON:                                          |
|    |               RCN Corporation                                      |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |               47-0761384                                           |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |                                                                    |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(e)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |               Delaware                                             |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    | 8,226,262 Common Stock (see Item 5)           |
|                    |    | 5,094,223 Class B Common Stock (see Item 5)   |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |  -0- (see Item 5)                             |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    | 8,226,262 Common Stock (see Item 5)           |
|    PERSON          |    | 5,094,223 Class B Common Stock (see Item 5)   |
|     WITH           |____|_______________________________________________|
|                    | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |  -0- (see Item 5)                             |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    | 8,226,262 Common Stock (see Item 5);                               |
|    | 5,094,223 Class B Common Stock (see Item 5)                        |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    | 42.0% of Common Stock; 64.6% of Class B Common Stock               |
|    | (see Item 5)                                                       |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |         CO                                                         |
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88)


               The following information amends the Schedule 13D dated June 28, 1993, as previously amended (as so amended, the "Schedule 13D").

               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.        Purpose of Transaction.
               ----------------------

               The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

               "On August 8, 1996, the Company announced that its Board of Directors had determined not to proceed with its previously announced plan to sell its domestic cable television operations to a third party in a stock-for-stock transaction (the "Prior Restructuring Plan"). The Company announced that it will, however, continue to explore ways to increase profitability and value which could include a restructuring transaction of some sort.

               On August 8, 1996, the Company also announced that its Board of Directors had approved a Plan for the Company to reacquire the UrbanNet Business, and to acquire the assets of Liberty Cable of New York, from RCN in accordance with the terms of the Developmental Agreement.

               As previously disclosed, on March 27, 1996, RCN and the Company entered into the Developmental Agreement, pursuant to which the Company agreed to sell and RCN agreed to purchase the UrbanNet Business and the CIT Businesses. RCN purchased the UrbanNet Business from the Company on April 1, 1996 for $17,500,000 in cash. The Developmental Agreement provides the Company an option, at its election, to repurchase the UrbanNet Business (the "Repurchase Option") on the terms and subject to the conditions set forth in the Developmental Agreement, if, among other things, the Company's Board of Directors determines not to proceed with a C-TEC Restructuring. RCN and the Company have agreed that the determination of the Company's Board of Directors not to proceed with the Prior Restructuring Plan will be treated as a determination that results in the Company having the right to exercise the Repurchase Option.

               The Developmental Agreement provides that if the Company elects to exercise the Repurchase Option, then the Company has the right and the obligation to purchase RCN's interest in Freedom New York, L.L.C., a Delaware limited liability company ("Freedom"), and all related rights and liabilities (collectively, the "Freedom Interest") on the terms and subject to the conditions set forth in the Developmental Agreement. Freedom is a 80.1% owned subsidiary of RCN and is the successor to the business of Liberty Cable Company, Inc.

               On August 8, 1996, the Company announced that it intends to exercise the Repurchase Option to reacquire the UrbanNet Business and to acquire the Freedom Interest on substantially the terms set forth in the Developmental Agreement. In connection with the exercise of the Repurchase Option, it is anticipated that RCN and the Company will enter into an agreement regarding certain related matters including (i) an agreement that the closing of the CIT Businesses purchase and sale will not be consummated and (ii) an agreement that the Developmental Agreement and, with certain limited exceptions, the parties' obligations thereunder will be terminated upon the consummation of the repurchase of the UrbanNet Business and the purchase and sale of the Freedom Interest. The Special Committee approved the decision to exercise the Repurchase Option to reacquire the UrbanNet Business and acquire the Freedom Interest.

               The purchase price (the "UrbanNet Repurchase Price") for the repurchase of the UrbanNet Business, as set forth in the Developmental Agreement, is an amount of cash equal to (x) the price paid by RCN for the UrbanNet Business, (y) increased by any contributions made to the UrbanNet Business by RCN after the date upon which RCN acquired the UrbanNet Business and (z) increased by an amount necessary to provide RCN with a 7% annual internal rate of return on its investment in the UrbanNet Business.

               The purchase price for the Freedom Interest (the "Freedom Purchase Price"), as set forth in the Developmental Agreement, is an amount in cash equal to RCN's total investment in Freedom, increased by an amount necessary to provide RCN with a 7% annual internal rate of return on that investment.

               The purchase and sale of the UrbanNet Business and the Freedom Interest will take place on the same day, and are expected to occur within 60 days. Such transactions are, however, subject to obtaining certain regulatory approvals and other conditions and there can be no assurance that such transactions will be consummated.

Item 5.        Interest in Securities of the Company.
               --------------------------------------

               The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

               "(a) and (b) RCN beneficially owns 8,226,262 shares of Common Stock, representing 42.0% of the Common Stock outstanding on July 31, 1996, and 5,094,223 shares of Class B Stock, representing 64.6% of the Class B Stock outstanding on July 31, 1996 (collectively, the "Company Shares"). Common Stock has one vote per share and the Class B Stock has 15 votes per share, and consequently, the Company Shares are entitled to cast 84,639,607 (61.4%) of the 137,927,337 total votes of all outstanding shares of Common Stock and Class B Stock on July 31, 1996.

               Each share of Class B Stock is convertible into one share of Common Stock. If all 5,094,223 shares of Class B Stock owned by RCN (but no other shares of Class B Stock) were converted into Common Stock, the Company Shares would comprise 13,320,485 shares of Common Stock representing 54.0% of the 24,661,735 shares of Common Stock then outstanding.

               RCN owns, and has the sole power to vote or to direct the vote, and to dispose or direct the disposition of, the Company Shares. Through their direct and indirect ownership of RCN, KDG and PKS may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the Company Shares.

               David McCourt is the beneficial owner of 6567.5892 shares of Common Stock and 6,000 shares of Class B Stock representing less than .1% of the 19,567,512 shares of Common Stock and 7,890,655 shares of Class B Stock, respectively, outstanding on July 31, 1996. Mr. McCourt has the sole power to vote or to direct the vote, and to dispose or direct the disposition of these shares. Mr. McCourt disclaims beneficial ownership of 225 shares of Common Stock beneficially owned by his wife.

               Except as set forth in this Item 5(a) and (b), none of the Kiewit Companies, nor, to the best knowledge of the Kiewit Companies, any persons named in Schedule A or B hereto owns beneficially any shares of Common Stock or Class B Stock.

               (c) No transactions in the Common Stock or the Class B Stock have been effected during the past 60 days by the Kiewit Companies or, to the best knowledge of the Kiewit Companies, by any of the persons named in Schedule A or B hereto.(1)

               (d)  Inapplicable.
               (e)  Inapplicable."

- ------------
(1) Excludes purchases of Common Stock by the Plan Administrator of the C-TEC Employee Stock Purchase Plan on behalf of David McCourt.




                                  SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:  August 12, 1996
                                       RCN CORPORATION



                                       By:  /S/ Matthew J. Johnson
                                           Name:   Matthew J. Johnson
                                           Title:  Vice President